SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12B-25/A

                                        Commission File Number   0-28416

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K
[ ] Form 11-K
[ ] Form 20-F
[X] Form 10-Q
[ ] Form N-SAR

                     For Period Ended: December 31, 2009

[ ] Transition Report on Form 10-K [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F [ ] Transition Report on Form N-SAR


       For the Transition Period Ended: _______________________________________

       Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

       If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
_______________________________________________________________________________

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant                 ValCom, Inc.
Former name if applicable
Address of principal executive office   2113A Gulf Boulevard
City, state and zip code                Indian Rocks Beach, FL 33785


                                    PART II
                            RULE 12B-25 (B) AND (C)

       If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)


[X] (a) The reasons described in reasonable detail in Part  III  of  this  form could not  be  eliminated  without unreasonable effort or expense;
[X] (b) The  subject  annual report, semi-annual report, transition  report  on
	Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                   PART III
                                   NARRATIVE

       State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

       The compilation, dissemination and review of the information required to be presented in the Form 10-Q for the relevant fiscal quarter has imposed time constraints that have rendered timely filing of the Form 10-Q impracticable without undue hardship and expense to the registrant. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original due date.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     Vince Vellardita        	 (727) 		        953-9778
     ----------------	     -------------	  ------------------
          (Name)             (Area   Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                        [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        [ ] Yes  [X] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                       	         ValCom, Inc.
		  ------------------------------------------
                  Name of Registrant as Specified in Charter

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:         February 17, 2010    /s/ Vince Vellardita
                                   --------------------
                                   By: Vince Vellardita
                                   Title: Chief Executive Officer